August 15, 2024

Joseph F. Basile III
Chief Executive Officer
JFB Construction Holdings
1300 S. Dixie Highway, Suite B
Lantana, FL 33462

        Re: JFB Construction Holdings
            Draft Registration Statement on Form S-1
            Submitted July 19, 2024
            CIK No.: 0002024306
Dear Joseph F. Basile III:

        We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We refer to your statement here that you are "assuming" a public offering price that is applicable if "all" Units offered are sold. Please revise to clarify whether this is the offering price, or the mid-point of a range, or advise. In addition, please ensure that your disclosures reflect a firm number of shares to be offered hereunder prior to seeking effectiveness of your registration statement. Refer to Item 501(b)(2) and (3) of Regulation
        S-K.
2. Expand footnote 1 to quantify the amount of the option granted to the underwriter.
Prospectus Summary, page 2

3. The disclosure in the summary should be a balanced presentation of your business. Please revise to balance your disclosure regarding your business and development projects with equally prominent disclosure of the challenges you face and the risks and limitations that
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Page 2

       could harm your business or inhibit your strategic plans. For example, and without limitation:
           revise to balance your statement that you will "thrive in the years to come" with appropriate disclosure explaining that you will require significant expenditures to fund future growth and that you may not be able to obtain additional funds at all or on acceptable terms, as you discuss on page 9; and balance your discussion of your recent increase in gross revenues by explaining that
           your results of operations are likely to fluctuate significantly and historical results should not be considered indicative of results for any future periods, as you state on page 14, and also that your revenues for the three months ended March 31, 2024 decreased by 57% compared to the prior period.

       You should also revise to focus your disclosures on those projects that are completed or currently in development, and clarify the projects that are aspirational.
4. You state that your primary market is the Florida Atlantic region and that you have completed projects across 36 states. Please revise to disclose the state(s) of the majority of your construction projects. In addition, balance your disclosure by discussing the competitive state of the industry in these areas, and also highlight your significant reliance on a single customer by quantifying the percentage of your revenues resulting from it.
5.     Please revise your summary risk factors as follows:
           revise the fourth bullet on page 4 to quantify the amount of cash held as of a recent date that is in excess of the FDIC insurance limit, and identify the financial institution;
           revise the twelfth bullet on page 5 to quantify the control ownership percentage; and
           revise the 21st bullet on page 5 to quantify the percentage of total revenues from these customers.
Risk Factors, page 8

6. Please ensure that you expand in this section each of the summary risks you note in the
       Summary section. For example, please add a risk factor to discuss the risks arising from economic conditions that impact consumer spending.
Risks Relating to our Business and Strategy
We do not have a significant operating history. . ., page 8

7. We refer to your disclosure that you do not have a significant operating history. We also note that you commenced operations in May 2014, and that you state in the Summary section that you have "built a reputation and network of clients and partners." Please revise to discuss specific issues to explain why you do not believe you have a significant operating history despite the number of years of operations and add balancing disclosure in your Summary section to highlight these issues.
Increased costs of labor and materials can materially adversely affect our business. . ., page 11

8. Expand your discussion in this risk factor to specifically discuss how recent inflationary pressures have materially impacted your operations. In this regard, we note your
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Page 3

       discussion on page 30 disclosing that your interest expense increased by more than 600%
       in the three months ended March 31, 2024 as compared to the prior period primarily because of an increase in residential project funding and that your revenues during this period declined partly because of inflation and high interest rates on construction loans.
Risks Relating to Our Securities and this Offering
The market price of our common stock is likely to be highly volatile...., page
16

9. Please revise your disclosure to discuss the risks to investors investing in stock where the price is changing rapidly. Also clearly state that instances of extreme stock price run-ups followed by rapid price declines and stock price volatility may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Cautionary Note Regarding Forward-Looking Statements, page 23

10. We note your statement that forward-looking statements are comprised of "[a]ll statements [] other than statements of historical fact." This definition of forward-looking statements is overly broad. Please revise accordingly.
Industry and Market Data, page 24

11. We note your statements that you have not independently verified industry and market data obtained from various third-party sources and that the accuracy and completeness of the information are not guaranteed. As it is not appropriate for the company to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence specifically confirming that you are responsible for all disclosures in the registration statement.
Dilution, page 27

12. We note your pro forma net tangible book value as of March 31, 2024, for the issuance of
       360,000 shares of Class A Common Stock to Chartered Services, LLC for consulting services in 2024, was approximately $6,179,323 or approximately $1.70 per share. Please tell us how you calculated $1.70 per share.
Results of Operations, page 29

13. We refer to your explanation that the decrease in revenue from March 31, 2024 and the prior period is due to several factors, including seasonality in the industry, inflation, and high interest rates on construction loans. Please expand your disclosure to provide additional context for the effect of seasonality. In addition, please revise to identify the principal factors contributing to your inflationary pressures aside from the higher interest rates on loans (e.g., from your supply chain or labor shortages), and expand your discussion on the higher interest rates for your loans. Identify actions taken or planned, if any, to mitigate the impact of these factors.
14. Please provide a breakdown of your backlog of contracts, current contracts and contracts that you have bid on. With respect to the backlog and current contracts, please clarify which are fixed price contracts and which are cost-plus contracts. August 15, 2024
Page 4
Business
Business Segments, page 35

15. Please revise your disclosure regarding each of the business segments to provide additional information regarding the business of each segment, and include information regarding your current projects and upcoming developments for which you have entered into contracts. Disclose the status of any government approvals or preliminary steps that remain necessary. Revise to discuss your use of subcontractors, as we note you have disclosure discussing risks relating to your use of subcontractors, but you also state on page 39 that you rely on your own "skilled tradesmen, rather than outsourcing to subcontractors."
16. Please add a discussion regarding the types of agreements you have with your clients, subcontractors, and other suppliers, including the material terms of those agreements.
       With respect to your discussion of your business with franchisees, please revise to discuss your "strategic alliances" with franchisors, and explain if you submit bids for these contracts. Also revise to provide an overview of which projects require bids, how management determines whether to bid on any particular project, and provide investors with some context regarding your success rate for being awarded such projects.
17. You disclose on page 13 that a substantial portion of your revenue is derived from services provided to a single customer, and also state on page 5 that you are dependent on a "limited number" of customers. To the extent you are dependent on a few major customers, please revise your disclosures appropriately. In addition, expand
       your description of the company   s business to disclose the type of
business you conduct
       with your major customer. See Item 101(h) of Regulation S-K. Additionally, please file as an exhibit any material agreements or contracts you may have with this customer and any other customer on which your business is substantially dependent. See
Item 601(b)(10)(ii)
       of Regulation S-K.
18. We note your statements on pages 4 and 36 that you have a recent agreement as the contractor for a 79-unit townhome development. You also disclose on page 54 that you were recently awarded a $21 million project with Rare Capital Partners to build an 80-
       townhome rental community in Port Salerno FL. Please tell us whether these are the same projects and revise your business section on page 36 to include these details.
Insurance, page 42

19. Please expand your discussion to explain how you handle insurance coverage for development projects that involve sub-contractors.
Management, page 43

20. Please revise the biographical information for each officer and director to provide the information regarding his experience required by Item 401(e) of Regulation S-K.
Executive and Director Compensation, page 48

21. Expand your disclosures regarding the compensation for your officers to include the potential bonus amounts payable to them, as set forth in their employment agreements.
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Page 5
Description of Capital Stock, page 56

22. Please revise your disclosures regarding voting rights to be consistent with the terms of your governing documents. For example, we note that certain bylaw amendments may require supermajority vote. Also revise to clarify why your Nevada articles of incorporation appear to indicate that they will be amended pursuant to the laws of the state of Florida. In addition, expand your disclosures to discuss the ability for stockholders to take action by written consent.
Consolidated Balance Sheets, page F-3

23. Please revise your balance sheets to present the number of shares issued and outstanding, along with the dollar amount for each class of common stock, for the respective periods. Additionally, we note Class A and Class B common stock amounts are presented in your capitalization table on an actual basis on page 26, but not in your consolidated statements of changes in shareholder equity for the three months ended March 31, 2024.
       Please reconcile this discrepancy.
Notes to the Audited Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7

24. Please revise to expand your revenue recognition policy disclosure to include sufficient information to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. Your expanded disclosure should discuss, but not be limited to, your revenue arrangements, including the nature of your arrangements, description of goods or services provided, key terms, the specific performance obligations and timing of satisfaction of performance obligations. Refer to ASC 606-10-50.
Note 3 - Revenue from Contracts with Customers, page F-9

25. Please revise to provide the disaggregated disclosures with respect to your revenues as required by ASC 606-10-50-5 and all disclosures required by ASC 606-10-50-8 with respect to your contract balances, or advise.
Note 7 - Related Party Transactions, page F-11

26. Please identify on the face of your consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows, the amounts of all related party transactions and balances pursuant to Rule 4-08(k) of Regulation S-X.
27. We note your disclosure on page 54 of agreements with related parties, Aura Commercial
       LLC, Loose Cannon LLC and Capo 7, LLC. However, these related party transactions are not disclosed in your notes to the financial statements for the respective periods. Please revise your disclosure to discuss these related party transactions or advise.
Exhibits

28. Please refile applicable exhibits so that each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T.
29. We note your statement on page 55 that you have entered or will be entering into
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Page 6

       indemnification agreements with each of your directors and officers. Please file such agreements (or forms thereof) as exhibits.
General

30. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Jeffrey Moriarty, Esq.